Exhibit (a)(1)(vi)

This announcement is not an offer to purchase or a solicitation of an offer to sell any Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated April 1, 2011 and the related Letter of Transmittal, as may be amended or supplemented, and is being made to all holders of the Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction. SAC (as defined below) may, however, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction. SAC is not aware of any jurisdictions in which the making of the Offer or the acceptance of the Shares in connection with the Offer would not be in compliance with the laws of such jurisdiction. In any jurisdiction where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be made on behalf of SAC by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
SonomaWest Holdings, Inc.
at
$10.05 Net Per Share
Pursuant to the Offer to Purchase dated April 1, 2011
by
Stapleton Acquisition Company

Stapleton Acquisition Company, a Delaware corporation (“SAC”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of SonomaWest Holdings, Inc., a Delaware corporation (“SonomaWest”), not owned by SAC, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (collectively, the “Stapleton Group”), at a price of $10.05 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements, collectively constitute the “Offer”). The Stapleton Group collectively owns 602,353 Shares, representing approximately 48.1% of SonomaWest’s outstanding Shares.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON APRIL 29, 2011, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring all of the outstanding Shares that are not currently owned by the Stapleton Group. If the Offer is completed, SAC intends to merge with SonomaWest (the “Merger”), with SonomaWest surviving the merger. As a result of the Merger, each outstanding Share (other than Shares held by SAC and dissenting Shares) will be converted into the right to receive the Offer Price. This transaction could result in SonomaWest going private.

The board of directors of SonomaWest has not made a public statement as to whether they recommend that SonomaWest stockholders tender their Shares into the Offer. SonomaWest is required to make a recommendation or state that it is neutral or is unable to take a position with respect to the Offer, and to publish such recommendation or send it to SonomaWest stockholders within ten business days from the date of the Offer to Purchase. We encourage SonomaWest stockholders to carefully read such statement when it becomes available.

Tendering SonomaWest stockholders will not be obligated to pay brokerage fees or similar expenses or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by SAC pursuant to the Offer. SAC will pay all charges and expenses in connection with the Offer of Continental Stock Transfer & Trust Company (the “Depositary”) and Morrow & Co., LLC (the “Information Agent”).

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of Shares that constitute at least a majority of the outstanding Shares not held by the Stapleton Group, without regard to Shares held by directors or officers of SAC or SonomaWest. The foregoing condition is referred to as the “Minimum Condition.” The Minimum Condition may not be waived by SAC. The Offer is also subject to certain other conditions described in the Offer to Purchase, including the absence of a material adverse change in SonomaWest’s business. The offer is not subject to any financing condition.

Under a previously-disclosed acquisition support agreement dated as of February 18, 2011 (the “Support Agreement”), Leeward Capital, L.P. and Leeward Investments, LLC, the beneficial owners of approximately 14.4% of SonomaWest’s outstanding Shares not owned by the Stapleton Group, have agreed to tender all of the Shares owned by them into a tender offer on the terms of the Offer. The Support Agreement increases the likelihood that the Minimum Condition will be satisfied.

Upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (including if the Offer is extended or amended, the terms and conditions of such extension or amendment), SAC will accept for payment, and pay for, all Shares validly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. “Expiration Date” means April 29, 2011, unless the Offer is extended, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, so extended, shall expire.

If at any scheduled Expiration Date any of the conditions of the Offer shall not have been satisfied or earlier waived by SAC, SAC may, in its sole discretion, extend the Offer and the Expiration Date for one or more periods of up to twenty business days each, the length of each such period to be determined by SAC in its sole discretion. If SAC extends the Offer, it will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire.

Subject to applicable rules of the Securities and Exchange Commission, SAC expressly reserves the right to delay acceptance for payment of, or payment for, the Shares in order to comply in whole or in part with any other applicable law.

SAC may elect, in its sole discretion, to provide a subsequent offering period of three to twenty business days. A subsequent offering period, if one is offered, is an additional period of time after SAC has acquired Shares in the Offer during which stockholders may tender Shares and receive the Offer Price, but not withdraw their Shares. All conditions to the Offer must be satisfied or waived prior to the commencement of any subsequent offering period. If SAC elects to provide a subsequent offering period, SAC expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the subsequent offering period (not beyond a total of twenty business days) by giving oral or written notice of such extension to the Depositary.

For purposes of the Offer, SAC will be deemed to have accepted for payment, and thereby purchased Shares validly tendered and not validly withdrawn as, if and when SAC gives oral or written notice to the Depositary, as agent for the tendering stockholders, of SAC’s acceptance for payment of such Shares pursuant to the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal or (ii) a confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) (an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal will be sufficient for these purposes).

Under no circumstances will interest on the Offer Price be paid by SAC, regardless of any extension or any delay in paying for tendered Shares.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the expiration or termination of the Offer and, unless theretofore accepted for payment by SAC pursuant to the Offer, may also be withdrawn at any time after May 30, 2011. There will be no withdrawal rights during any subsequent offering period for Shares tendered during the subsequent offering period.

For a withdrawal to be effective, the Depositary must timely receive from you a written or facsimile transmission notice of withdrawal at its address set forth in the Offer to Purchase. Any such notice of withdrawal must include, among other things, the name of the person that tendered the Shares to be withdrawn, the number or amount of Shares to be withdrawn and the names in which the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedures for book-entry tender set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary prior to the physical release of the certificates.

A stockholder’s receipt of the Offer Price for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes, and also may be a taxable transaction under applicable state, local, and non-U.S. tax laws. All stockholders are urged to consult their tax advisors with respect to the specific tax consequences of the Offer and the Merger, including U.S. federal, state, local and non-U.S. tax consequences.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 and by Rule 13e-3(e)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

SonomaWest has provided SAC with its stockholder lists and related records for the purpose of disseminating the Offer to SonomaWest stockholders. The Offer to Purchase, and the related Letter of Transmittal and other relevant materials, will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance should be directed to the Information Agent at the address, telephone numbers and email address set forth below. Requests for additional copies of the Offer to Purchase and the Letter of Transmittal should be directed to the Information Agent. A stockholder may also contact the stockholder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Morrow & Co., LLC
470 West Avenue – 3rd Floor
Stamford, CT 06902

Banks and Brokerage Firms, Please Call: (203) 658-9400
Stockholders Call Toll Free: (888) 813-7566
Email: swhi.info@morrowco.com

April 1, 2011